Bank of America Plaza	813.229.7600
101 East Kennedy Boulevard	813.229.1660 fax
Suite 2800
Tampa, Florida 33602
www.slk-law.com
Julio C. Esquivel
813.227.2325
jesquivel@slk-law.com
October 16, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Brookside Technology Holdings Corp.
Form 10-K for the Year Ended December 31, 2008 Filed March 31, 2009 (the “2008 Form 10-K)
Form 10-Q for the Quarterly Period Ended June 30, 2009 (the “June Form 10-Q)
File No. 0-52702
Dear Mr. Spirgel:
     On behalf of Brookside Technology Holdings Corp. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated September 28, 2009, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to some of the comments, the Company indicates that it intends to file an amendment to the 2008 Form 10-K to clarify or modify prior disclosures. The Company proposes to file this amendment promptly upon review of the proposals contained herein with the Staff. All capitalized terms not defined herein shall have the meaning ascribed to such terms by the 2008 Form 10-K.
Form 10-K for the Year Ended December 31, 2008
General
1.	We note that you intend to file an amendment to the 2008 Form 10-K to clarify or modify certain prior disclosure. Please note that such amendment should reflect expanded disclosure in response to our previously-issued comments which you agreed to comply with in future filings, including, for example, comments one, two and 21.
TAMPA | TOLEDO | CHARLOTTE | COLUMBUS

Securities and Exchange Commission
October 16, 2009

In response to the Staff’s comment, in the amended 2008 Form 10-K which the Company intends to file it will reflect the expanded disclosure that the Company agreed to include in future filings, including, for example, in response to comments one, two and 21.
2.	As set forth in our letter dated August 19, 2009, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In response the Staff’s comment, on behalf of the Company, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Summary Compensation Table, page 24
3.	We note your response to comment 11 from our letter dated August 9, 2009. Please explain either revise the disclosure in the table or include a footnote to the table explaining that the amounts reflected in the table are in thousands.
In response to the Staff’s comment, we will amend the 2008 Form 10-K to include a footnote that that explains the amounts reflected in the table are in the thousands.
Statement of Cash Flows, page F-6
     Cash Equivalents, page F-9
4.	We note your response to comment 12 from our letter dated August 19, 2009. As previously requested, tell us why it is appropriate to classify restricted cash that becomes available within one year from the date of the financial statements as cash and cash equivalents.

Securities and Exchange Commission
October 16, 2009

The Company will amend the 2008 Form 10-K not only to revise the definition of what it considers to be cash equivalents in a manner consistent with paragraph 8 of SFAS 95, but it will also restate the Statement of Cash Flows contained therein to reflect as “cash and cash equivalents” only cash that becomes available within three months of the date of the financial statements in a manner consistent with paragraph 8 of SFAS 95.
Convertible Securities with Beneficial Conversion Features. Page F-11
5.	We note your response to comment 13 from our letter dated August 19, 2009. We further note that your Series A Stock is redeemable if your shareholders approve a tender or exchange offer or your shareholders voluntarily exchange their shares for other securities or cash. Please tell us and disclose whether your shareholders have the right to require you to enter into a tender or exchange offer and the conditions, other than your example included in your response, which allows your shareholders to require you to exchange their shares for other securities or cash.
The Company will amend its 2008 Form 10-K to state that “If the common shareholders voluntarily exchange their shares for other securities or cash (for example, in connection with a merger, consolidation or share exchange agreement presented to the Company and its shareholders for approval), the Series A Stock will become redeemable. However, the Company’s common shareholders do not have any rights allowing them to require that the Company exchange their common shares for any other securities or cash and they cannot require the Company to enter into a merger, consideration, share exchange or tender offer.”
Note 6 — Long-term Debt, page F-18
6.	We note your response to comment 15 from our letter dated August 19, 2009. Please tell us how you gave effect to the reversal of any unamortized discounts related to the Hilco and DD Notes in the September 23, 2008 exchange transaction as well as the recognition of the discount on the subordinated note. In addition, tell us how you accounted for Hilco’s transfer of warrants to purchase 61,273835 shares of your common stock in connection with the Vicis’ debt exchange and refer to your basis in the accounting literature. Please revise the journal entries as provided herein to clearly illustrate to us how you accounted for the subject discounts, the warrants and the recognition of the gain from debt extinguishment
In response to the Staff’s comment, we respectfully advise the staff that there was no remaining unamortized discount at September 23, 2008 related to the Hilco or DD Notes as both notes had original maturities of September 26, 2008. The unamortized discount of approximately $45,000 on the subordinated debt was amortized in September 2008.
The additional journal entry is as follow;

Debit Amortization of loan discount	$45,000
Credit- Unamortized debt discount	$45,000

Securities and Exchange Commission
October 16, 2009

To expense the remaining amount of the unamortized debt discount upon refinancing. The possible adjustment to a reduction on gain on extinguishment was considered immaterial.
The accounting by Vicis of the acquisition of Hilco warrants along with the Hilco debt was accounted for outside the company. We relied on EITF D-97, “Push-Down Accounting” and SAB 54 for our accounting guidance. In Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase,, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, the SEC staff indicated that it believes push-down accounting is required in “purchase transactions that result in an entity becoming substantially wholly owned.”
In determining whether a company has become substantially wholly owned, the SEC staff has stated that push-down accounting would be required if 95 percent or more of the company has been acquired (unless the company has outstanding public debt or preferred stock that may impact the acquirer’s ability to control the form of ownership of the company), permitted if 80 percent to 95 percent has been acquired, and prohibited if less than 80 percent of the company is acquired.
Subsequent to the Hilco debt transaction with Vicis (which included the transfer of the 61,273,835 of warrants to purchase common stock and the conversion of debt and Series B preferred stock to Series A Preferred stock Vicis had less than a 75% interest in voting stock of the Company (all represented by Series A Preferred Stock). None of the warrants owned were given consideration as they are not voting and would required conversion into common stock.
The SEC staff believes that under a “mutual promotion and subsequent collaboration” model, a member of a collaborative group would be any investor that helps to consummate the acquisition and works or cooperates with the subsequent control of the acquired company. None of the other significant investor groups were considered to be part of a collaborative group. Approximately 120,000,000 shares of common stock were held by original management, USVD Management and STN management (which are separate from Vicis).
As such we believe that any activity related to a transaction between debt holders outside of the Company, particularly the Hilco debt and warrant transfer, would not be recorded inside the Company as the Vicis group had less than 75% voting interest in the Company. Even if all warrants were converted the Vicis group would have less than the 95 percent level that would require the use of push down accounting.
     Form 10-Q for the Quarterly Period Ended June 30, 2009
     Consolidated Balance Sheets, page 4.
7.	We note your response to comment 16 from our letter dated August 19, 2009. Since the cash is restricted until you substantially complete the job, it appears the cash collateral is not a cash and cash equivalent under paragraph 8 of SFAS 956. Please revise.

Securities and Exchange Commission
October 16, 2009

In response to the Staff’s comment, the Company will amend its 10-Q to reflect that this cash collateral account will not be considered a “cash and cash equivalent.”
     Item 4T. Controls and Procedures, page 30
8.	We note your response to comment 13 from our letter dated August 19, 2009. Please amend your Form 10-Q to disclose the information you provided to us in your response to this comment.
The Company will amend its Form 10-Q to disclose the information it previously provided to the Staff in response to this comment.
          Should you have any further questions or comments, please call me at the number indicated above.

Very truly yours,
/s/ Julio C. Esquivel
Julio C. Esquivel